UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Alight, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

July 2, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	SCHEDULE 13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS New Mountain Partners IV (AIV-E), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,744,291
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,744,291

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,744,291
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 01626W101	SCHEDULE 13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS New Mountain Partners IV (AIV-E2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,582,932
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,582,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,582,932
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 01626W101	SCHEDULE 13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS New Mountain Investments IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,327,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,327,223

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,327,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(3) Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 01626W101	SCHEDULE 13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,327,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,327,223

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,327,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 01626W101	SCHEDULE 13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS New Mountain Capital Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,327,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,327,223

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,327,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(5)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 01626W101	SCHEDULE 13G	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS NM Holdings GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,327,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,327,223

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,327,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(6)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(6)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

CUSIP No. 01626W101	SCHEDULE 13G	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,327,223
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,327,223

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,327,223
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(7)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(7)	Calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Please see Item 4.

Item 1(a).	Name of Issuer:

Alight, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Overlook Point

Lincolnshire, IL 60069

Item 2(a).	Name of Person Filing:

This Schedule 13G (this “Statement”) is filed on behalf of each the following persons (collectively, the “Reporting Persons”):

(i)	New Mountain Partners IV (AIV-E), L.P.;
(ii)	New Mountain Partners IV (AIV-E2), L.P.;
(iii)	New Mountain Investments IV, L.L.C.;
(iv)	New Mountain Capital, L.L.C.;
(v)	New Mountain Capital Group, L.P.;
(vi)	NM Holdings GP, L.L.C.; and
(vii)	Steven B. Klinsky.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1633 Broadway, 48th Floor

New York, NY 10019

Item 2(c).	Citizenship:

The citizenship of each Reporting Person is set out in Item 4 of its cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

01626W101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

New Mountain Partners IV (AIV-E), L.P. beneficially owns 18,744,291 shares of Class A Common Stock based on (a) 100,000 shares of Class A Common Stock directly held and (b) 18,644,291 Class A units of Alight Holding Company, LLC (“Alight Holdings”), which are exchangeable on a one for one basis into shares of Class A Common Stock (“Class A Units”). New Mountain Partners IV (AIV-E2), L.P. directly holds 11,582,932 shares of Class A Common Stock. The general partner of both New Mountain Partners IV (AIV-E), L.P. and New Mountain Partners IV (AIV-E2), L.P. is New Mountain Investments IV, L.L.C. The manager of New Mountain Partners IV (AIV-E), L.P. and New Mountain Partners IV (AIV-E2), L.P. is New Mountain Capital, L.L.C. Steven B. Klinsky is the managing member of New Mountain Investments IV, L.L.C. The managing member of New Mountain Capital, L.L.C. is New Mountain Capital Group, L.P. The general partner of New Mountain Capital Group, L.P. is NM Holdings GP, L.L.C. Steven B. Klinsky is the managing member of NM Holdings GP, L.L.C.

Calculation of the percentage of Class A Common Stock beneficially owned is based on 446,790,011 shares of Class A Common Stock outstanding as of July 2, 2021, as reported by the Issuer, plus the number of Class A Units, which are exchangeable into shares of Class A Common Stock, beneficially owned by each Reporting Person, as applicable.

In addition to the Class A Common Stock and Class A Units described above, New Mountain Partners IV (AIV-E), L.P., owns 18,644,291 shares of Class V common stock of the Issuer, 605,716 Class B-1 units of Alight Holdings, 605,716 Class B-2 units of Alight Holdings, 669,611 Class Z-A units of Alight Holdings, 36,405 Class Z-B-1 units of Alight Holdings and 36,405 Class Z-B-2 units of Alight Holdings. In addition to the Class A Common Stock described above, New Mountain Partners IV (AIV-E2), L.P., owns 374,299 shares of Class B-1 common stock of the Issuer, 374,299 shares of Class B-2 common stock of the Issuer, 413,783 shares of Class Z-A common stock of the Issuer, 22,496 shares of Class Z-B-1 common stock of the Issuer and 22,496 shares of Class Z-B-2 common stock of the Issuer. Upon the occurrence of certain conditions, such securities may vest into the right to receive additional shares of Class A Common Stock or Class A Units. The Reporting Persons disclaim beneficial ownership of any additional shares of Class A Common Stock underlying such securities prior to the satisfaction of the vesting conditions thereof.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021.

NEW MOUNTAIN PARTNERS IV (AIV-E), L.P.
By: New Mountain Investments IV, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN PARTNERS IV (AIV-E2), L.P.
By: New Mountain Investments IV, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN INVESTMENTS IV, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN CAPITAL, L.L.C.
By: New Mountain Capital Group, L.P., its managing member
By: NM Holdings GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN CAPITAL GROUP, L.P.
By: NM Holdings GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NM HOLDINGS GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

/s/ Steven B. Klinsky
Steven B. Klinsky

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Class A Common Stock, par value $0.0001 per share, of Alight, Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 12, 2021.

NEW MOUNTAIN PARTNERS IV (AIV-E), L.P.
By: New Mountain Investments IV, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN PARTNERS IV (AIV-E2), L.P.
By: New Mountain Investments IV, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN INVESTMENTS IV, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN CAPITAL, L.L.C.
By: New Mountain Capital Group, L.P., its managing member
By: NM Holdings GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN CAPITAL GROUP, L.P.
By: NM Holdings GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NM HOLDINGS GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

/s/ Steven B. Klinsky
Steven B. Klinsky